UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 8)*


                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45325S-10-1
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                                 (CUSIP Number)

                                                    with a copy to:
    Mitchell D. Kaye                                Peter D. Greene, Esq.
    Xmark Asset Management, LLC                     Lowenstein Sandler PC
    301 Tresser Boulevard, Suite 1320               1251 Avenue of the Americas
    Stamford, CT 06901                              New York, NY 10020
    (203) 653-2500                                  (973) 262-6700
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                         Xmark Asset Management, LLC
                                 13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)    X
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    New York, United States

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    Number of                      7. Sole Voting Power:             9,365,311*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        8,365,311*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   9,365,311*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   32.1%*
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14. Type of Reporting Person (See Instructions):  IA
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* This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and together with XAM the "Reporting Persons"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity
Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of June 6, 2006, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), held 143,354 shares of common stock, par value $0.01 per share ("Common Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation, formerly known as Incara Pharmaceuticals Corporation (the "Company"). As of June 6, 2006, Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), held 114,898 shares of Common Stock of the Company. XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

As of June 6, 2006, Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), held 8,107,059 shares of Common Stock of the Company. XAM is the sole manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

As of June 6, 2006, Biomedical Value Fund, L.P., a Delaware limited partnership, and Biomedical Offshore Value Fund, Ltd., a Cayman Islands exempted company (together the "Biomedical Value Funds"), held 1,000,000 shares of Common Stock of the Company (the "Biomedical Shares") that are subject to a Voting Trust Agreement, dated April 19, 2004, by and among (i) the Biomedical Value Funds,
(ii) XAM and (iii) the Company. Pursuant to the Voting Trust Agreement, XAM is the Voting Trustee and, as such, possesses sole power to vote the Biomedical Shares. While XAM may be deemed to be the beneficial owner of the Biomedical Shares pursuant to its power to vote the Biomedical Shares, XAM does not own, and expressly disclaims any pecuniary interest in, the Biomedical Shares. XAM does not exercise any investment authority with respect to the Biomedical Shares. The Biomedical Value Funds, in their capacity as the holders of voting and/or investment authority of more than 5% of the Common Stock of the Company, separately and/or in the aggregate, pursuant to Reg. 13d-3 (jointly, together with certain other reporting persons) file statements separately from the Reporting Persons pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 9,365,311 shares of Common Stock of the Company as of June 6, 2006, or 32.1% of the shares of Common Stock of the Company deemed issued and outstanding as of such date.

Cusip No.        45325S-10-1
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                        Xmark Opportunity Partners, LLC
                                20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)   X
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:   Delaware, United States

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    Number of                      7. Sole Voting Power:             6,552,042*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        6,552,042*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   6,552,042*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   20.9%*
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14. Type of Reporting Person (See Instructions):  IA
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* This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and together with XAM the "Reporting Persons"). Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity
Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of June 6, 2006, Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), held 1,351,325 shares of common stock, par value $0.01 per share ("Common Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation, formerly known as Incara Pharmaceuticals Corporation (the "Company"). As of June 6, 2006, Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), held 2,026,986 shares of Common Stock of the Company. As of June 6, 2006, Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), held 1,023,731 shares of Common Stock of the Company. As of June 6, 2006, Opportunity LP held warrants to purchase 660,000 shares of Common Stock of the Company at an exercise price of $0.50 per share. As of June 6, 2006, Opportunity Ltd held warrants to purchase 990,000 shares of Common Stock of the Company at an exercise price of $0.50 per share. As of June 6, 2006, JV Partners held warrants to purchase 500,000 shares of Common Stock of the Company at an exercise price of $0.50 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required the filing of this Amendment No. 8 to
Schedule 13D. Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 6,552,042 shares of Common Stock of the Company as of June 6, 2006, or 20.9% of the shares of Common Stock of the Company deemed issued and outstanding as of such date.

THIS AMENDMENT NO. 8 TO SCHEDULE 13D IS BEING FILED JOINTLY BY XMARK ASSET MANAGEMENT, LLC, A NEW YORK LIMITED LIABILITY COMPANY ("XAM"), AND XMARK OPPORTUNITY PARTNERS, LLC, A DELAWARE LIMITED LIABILITY COMPANY ("OPPORTUNITY PARTNERS", AND TOGETHER WITH XAM, THE "REPORTING PERSONS"), PURSUANT TO RULE 13d-1(k) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). THIS STATEMENT CONSTITUTES AMENDMENT NO. 8 TO THE SCHEDULE 13D, AS PREVIOUSLY AMENDED, FILED JOINTLY BY THE REPORTING PERSONS ON JULY 17, 2006. NEITHER THE FILING OF THIS SCHEDULE 13D, AS AMENDED, NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY THE REPORTING PERSONS OR ANY OTHER PERSON THAT IT IS THE BENEFICIAL OWNER OF THE SECURITIES OF THE COMPANY
BENEFICIALLY OWNED BY ANY OTHER PERSON (INCLUDING THE OTHER REPORTING PERSON) FOR PURPOSES OF SECTION 13(d) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

          According to the terms of the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the "Series A
Preferred") of the Company, on June 6, 2006 the Company paid a dividend on the shares of the Series A Preferred, which was paid in shares of Common Stock of the Company. As a result of these dividends, Opportunity LP received 14,322 shares of Common Stock of the Company, Opportunity Ltd received, 21,482 shares of Common Stock of the Company and JV Partners received 10,850 shares of Common Stock of the Company.

          On June 5, 2006, the Company entered into a private placement of shares of Common Stock of the Company and warrants to purchase shares of Common Stock of the Company. In connection with the private placement, the Company and each of the holders of the Series A Preferred, including Opportunity LP, Opportunity Ltd and JV Partners, entered into that certain Conversion Agreement, dated as of June 5, 2006, pursuant to which each of the Series A Preferred holders agreed to convert all of their shares of Series A Preferred into shares of Common Stock of the Company, at a conversion price of $0.50 per share upon the closing of the private placement. On June 6, 2006, pursuant to the terms of the Conversion Agreement, Opportunity LP, Opportunity Ltd and JV Partners converted, in the aggregate, 2,150,000 shares of the Series A Preferred. As a result of the conversion, Opportunity LP received 1,320,000 shares of Common Stock of the Company, Opportunity Ltd received 1,980,000 shares of Common Stock of the Company and JV Partners received 1,000,000 shares of Common Stock of the Company.

          All funds used to purchase the securities of the Company set forth herein on behalf of Opportunity LP, Opportunity Ltd and JV Partners came directly from the assets of Opportunity LP, Opportunity Ltd and JV Partners, respectively.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby further  amended by deleting such item in its entirety and substituting the following in lieu thereof:

          As of June 6, 2006, Xmark LP held 143,354 shares of Common Stock of the Company. As of June 6, 2006, Xmark Ltd held 114,898 shares of Common Stock of the Company. XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

          As of June 6, 2006, Goodnow held 8,107,059 shares of Common Stock of the Company. XAM is the sole manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

          As of June 6, 2006, Biomedical Value Fund, L.P., a Delaware limited partnership, and Biomedical Offshore Value Fund, Ltd., a Cayman Islands exempted company (together the "Biomedical Value Funds"), held 1,000,000 shares of Common Stock of the Company (the "Biomedical Shares") that are subject to a Voting Trust Agreement, dated April 19, 2004, by and among (i) the Biomedical Value Funds, (ii) XAM and (iii) the Company. Pursuant to the Voting Trust Agreement, XAM is the Voting Trustee and, as such, possesses sole power to vote the Biomedical Shares. While XAM may be deemed to be the beneficial owner of the Biomedical Shares pursuant to its power to vote the Biomedical Shares, XAM does not own, and expressly disclaims any pecuniary interest in, the Biomedical Shares. XAM does not exercise any investment authority with respect to the Biomedical Shares. The Biomedical Value Funds, in their capacity as the holders of voting and/or investment authority of more than 5% of the Common Stock of the Company, separately and/or in the aggregate, pursuant to Reg. 13d-3 (jointly, together with certain other reporting persons) file statements separately from the Reporting Persons pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

          As of June 6, 2006, Opportunity LP held 1,351,325 shares of Common Stock of the Company, Opportunity Ltd held 2,026,986 shares of Common Stock of the Company and JV Partners held 1,023,731 shares of Common Stock of the Company. As of June 6, 2006, Opportunity LP held warrants to purchase 660,000 shares of Common Stock of the Company at an exercise price of $0.50 per share. As of June 6, 2006, Opportunity Ltd held warrants to purchase 990,000 shares of Common Stock of the Company at an exercise price of $0.50 per share. As of June 6, 2006, JV Partners held warrants to purchase 500,000 shares of Common Stock of the Company at an exercise price of $0.50 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required the filing of this Amendment No. 8 to
Schedule 13D. Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

          Based upon information provided by the Company, as of June 6, 2006, there were 29,223,583 shares of Common Stock of the Company issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 9,365,311 shares of Common Stock of the Company as of June 6, 2006, or 32.1% of the shares of Common Stock of the Company deemed issued and outstanding as of such date, and Opportunity Partners is deemed to beneficially own 6,552,042 shares of Common Stock of the Company as of June 6, 2006, or 20.9% of the shares of Common Stock of the Company deemed issued and outstanding as of such date.

          Except as described in Item 3 of this statement on Schedule 13D, as amended, during the 60 days prior to and including June 6, 2006, there were no purchases or sales of Common Stock of the Company, or securities convertible into, exercisable for or exchangeable for Common Stock of the Company, by the Reporting Persons, or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof. In addition, except as described in this Schedule 13D, as amended, to the knowledge of the Reporting Persons, no other securities of the Company are owned, beneficially or otherwise, by any other person named in Item 2 of this Schedule 13D, as amended. Except as described in this Schedule 13D, as amended, to the knowledge of the Reporting Persons, no other person named in Item 2 has effected any transactions in shares of Common Stock of the Company, or securities convertible into, exercisable for or exchangeable for shares of Common Stock of the Company, during the 60 days on or prior to June 6, 2006.

          Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that it is the beneficial owner of the securities of the Company beneficially owned by any other person (including the other Reporting
Person) for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

          The Company and each of each of the holders of the Series A Preferred, including Opportunity LP, Opportunity Ltd and JV Partners, entered into that certain Conversion Agreement, dated as of June 5, 2006, pursuant to which each of the Series A Preferred holders agreed to convert all of their shares of Series A Preferred into shares of Common Stock of the Company, at a conversion price of $0.50 per share, upon the consummation of the Company's private placement of Common Stock of the Company and warrants to purchase Common Stock of the Company.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 8 are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference as exhibits pursuant to Item 7 hereof. Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

          A. Joint filing agreement, dated as of July 18, 2006, by and among Xmark Asset Management, LLC and Xmark Opportunity Partners, LLC.

          3. Conversion Agreement dated June 5, 2006 by and among the Company, the Company's Series A Preferred Stockholders named therein, Efficacy Biotech Master Fund Ltd. and Ronin Capital, LLC (incorporated by reference to Exhibit
10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2006).

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 18, 2006                         XMARK ASSET MANAGEMENT, LLC

                                      /s/ Mitchell D. Kaye
                                      ------------------------------------------
                                      Name:  Mitchell D. Kaye
                                      Title: Chief Executive Officer


July 18, 2006                         XMARK OPPORTUNITY PARTNERS, LLC

                                      /s/ Mitchell D. Kaye
                                      ------------------------------------------
                                      Name:  Mitchell D. Kaye
                                      Title: Chief Executive Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    Exhibit A
                                    ---------


                             JOINT FILING AGREEMENT
                             ----------------------


          The undersigned agree that this Schedule 13D Amendment No. 8 relating to the shares of common stock of Aeolus Pharmaceuticals, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


Dated:  July 18, 2006

                                            XMARK ASSET MANAGEMENT, LLC


                                            By:/s/ Mitchell D. Kaye
                                               ---------------------------------
                                               Name:  Mitchell D. Kaye
                                               Title: Chief Executive Officer


                                            XMARK OPPORTUNITY PARTNERS, LLC


                                            By:/s/ Mitchell D. Kaye
                                               ---------------------------------
                                               Name:  Mitchell D. Kaye
                                               Title: Chief Executive Officer